UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated February 7, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: February 8, 2006	By: /s/ David Hottman David Hottman, Chairman

PORTAL RESOURCES CLOSES THREE MILLION DOLLAR PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has closed a $3,377,500 private placement. The placement consists of 6,755,000 units at a price of $0.50 per unit, an increase from the 6,500,000 Units announced in Portal's press release dated January 16, 2006. Each unit consists of one common share and a one half of one share purchase warrant, with each whole share purchase warrant exercisable for one common share at a price of $0.75 until February 3, 2007. All securities issued have a four month hold period which expires on June 4, 2006.  Some of Portal's officers and directors purchased a portion of the private placement.

The proceeds will be used to advance exploration on Portal's gold/silver and copper/gold exploration projects in Argentina and for general working capital purposes. A 7% finder's fee was paid on a portion of the placement.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The Company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs can be viewed on the Company’s website at: www.portalresources.net.

The securities sold have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.